Exhibit 99.1

China Jo-Jo Drugstores Reports Fiscal Year 2022 Financial Results

HANGZHOU, China, July 28, 2022 /PRNewswire/ -- China Jo-Jo Drugstores, Inc. (NASDAQ: CJJD) (“Jo-Jo Drugstores” or the “Company”), a leading online and offline retailer, wholesale distributor of pharmaceutical and other healthcare products and healthcare provider in China, today announced its financial results for the fiscal year ended March 31, 2022.

Mr. Lei Liu, Chairman and CEO of Jo-Jo Drugstores, commented, “We are pleased with our fiscal year 2022 financial results, which reflect our continued growth momentum that we have achieved overall improvement across all key financial metrics. Compared with fiscal year 2021, our total revenue and gross profit increased by 23.5% and 24.9%, respectively, while our net loss narrowed down by 61.8%. Our solid financial performance demonstrates the resilience of our business and the reliability of our current business strategies in the current challenging market amid COVID-19 pandemic. Through leveraging the advantage of our stable supplier network, extensive distribution channels, and deep customer connections, we have proven our capability to execute our multifaceted growth plan and scale our business. Our dedicated team continues to provide high-quality services to customers, which has improved our brand awareness, strengthened customer relationships and distinguished us from peers in the market.”

Mr. Liu continued, “The project of 'Healthy China 2030' advances the healthcare sector reforms and greatly enhances overall medical service quality and efficiency in China. We remain confident in the business we’ve built and our ability to capture the significant opportunity going forward brought by the project of 'Healthy China 2030'. We will continue to focus on executing our growth strategy and drive initiatives to deliver sustainable development. To realize the potential of our business model, we have enhanced various information and data systems, continued to develop the management system for patients with chronic diseases, upgraded our 'Medical + Medicine' business model, introduced digital services, developed 24-hour service stores, launched a new Office Automation system, and accelerated comprehensive budget management. We look forward to bringing our excellent services and products to more customers and continuing to add value to our existing customers. We will keep our efforts in investing in our team and business, expanding our distribution network, growing our customer base and building continued momentum toward our growth objectives. We believe that we are well-positioned to deliver profitable growth over the long-term and generate long-term shareholder value.”

Fiscal Year 2022 Financial Highlights

	For the Year Ended March 31,
($ millions, except per share data)	2022	2021	% Change
Revenue	164.39	133.13	23.5%
Retail drugstores	84.23	76.10	10.7%
Online pharmacy	30.22	22.48	34.4%
Wholesale	49.94	34.55	44.6%
Gross profit	36.52	29.24	24.9%
Gross margin	22.2%	22.0%	0.2 pp *
Loss from operations	(2.69)	(8.84)	69.5%
Net loss	(3.20)	(8.38)	61.8%
Loss per share	(0.92)	(2.39)	61.5%

*	Notes: pp represents percentage points

•	Revenue increased by 23.5% to $164.39 million for the fiscal year ended March 31, 2022 from $133.13 million for the same period of last year.
•	Gross profit increased by 24.9% to $36.52 million for the fiscal year ended March 31, 2022 from $29.24 million for the same period of last year.
•	Gross margin increased by 0.2 percentage points to 22.2% for the fiscal year ended March 31, 2022 from 22.0% for the same period of last year.
•	Net loss was $3.20 million, or $0.92 per basic and diluted share, for the fiscal year ended March 31, 2022, compared to net loss of $8.38 million, or $2.39 per basic and diluted share, for the same period of last year.

Fiscal Year 2022 Financial Results

Revenue

Revenue for the fiscal year ended March 31, 2022 increased by $31.25 million, or 23.5%, to $164.39 million from $133.13 million for the same period of last year. The increase in revenue was primarily due to the growth in retail drugstores, online pharmacy and wholesale business.

	For the Year Ended March 31,
	2022			2021
($ millions)	Revenue	Cost of Goods	Gross Margin	Revenue	Cost of Goods	Gross Margin
Retail drugstores	84.23	57.29	32.0%	76.10	53.09	30.2%
Online pharmacy	30.22	26.62	11.9%	22.48	20.15	10.4%
Wholesale	49.94	43.96	12.0%	34.55	30.65	11.3%
Total	164.39	127.87	22.2%	133.13	103.89	22.0%

Revenue from the retail drugstores business increased by $8.13 million, or 10.7%, to $84.23 million for the fiscal year ended March 31, 2022 from $76.10 million for the same period of last year. After excluding the impact of exchange rate fluctuation, the actual retail drugstores sales increased by 5.2%. The actual increase in retail drugstore sales was primarily due to continuous adjustments of merchandises, suitable to the market and improved store employee incentive plan, and contribution from the new store sales.

Revenue from the online pharmacy business increased by $7.74 million, or 34.4%, to $30.22 million for the fiscal year ended March 31, 2022 from $22.48 million for the same period of last year. The increase was primarily caused by sales to commercial insurance customers via the Company’s official website and an increase in sales of prescription drugs via e-commerce platforms such as Tmall. The sales via the Company’s official website were primarily made by certain pharmacy benefit management providers and insurance companies. For example, the Company has signed a service contract with Yingda Taihe Life Insurance Co. Ltd. (“Yingda”), a national insurance company. Certain companies bought private health insurances from Yingda for their employees. By linking the Company’s online pharmacy platform with Yingda and training Yingda’s employees, they are able to buy health products on the Company’s online stores. The sales from these customers contributed significantly to the Company’s official website sales.

Prescription drugs used to be prohibited from online sales due to safety concern. After the nation has lifted the ban order, online prescription drug sales become popular. As a result, the sale of prescription drugs was $10.33 million for the fiscal year ended March 31, 2022 as compared to $8.24 million for the same period of last year.

Revenue from the wholesale business increased by $15.39 million, or 44.6%, to $49.94 million for the fiscal year ended March 31, 2022, from $34.55 million for the same period of last year. In order to obtain rebates from its major suppliers, the Company is required to make more purchase from the suppliers. To quickly resell these products, the Company chose to lower its sales price to local vendors, which in turn helped increase the sales significantly.

Gross profit and gross margin

Total cost of goods sold increased by $23.98 million, or 23.1%, to $127.87 million for the fiscal year ended March 31, 2022, from $103.89 million for the same period of last year. Gross profit increased by $7.28 million, or 24.9%, to $36.52 million for the fiscal year ended March 31, 2022 from $29.24 million for the same period of last year. Overall gross margin increased by 0.2 percentage points to 22.2% for the fiscal year ended March 31, 2022, from 22.0% for the same period of last year, due to higher retail drugstores profit margins.

Gross margins for retail drugstores, online pharmacy and wholesale were 32.0%, 11.9%, and 12.0%, respectively, for the fiscal year ended March 31, 2022, compared to gross margins for retail drugstores, online pharmacy and wholesale of 30.2%, 10.4%, and 11.3%, respectively, for the same period of last year.

Loss from operations

Selling and marketing expenses increased by $3.93 million, or 14.6%, to $30.88 million for the fiscal year ended March 31, 2022 from $26.95 million for the same period of last year. The increase in selling and marketing expenses was primarily due to increase in rent and the sales and marketing expenses.

General and administrative expenses decreased by $2.71 million, or 24.9%, to $8.19 million for the fiscal year ended March 31, 2022 from $10.90 million for the same period of last year. The decrease in general and administrative expenses was primarily due to the decrease in stock-based compensation, offset by the increase in bad debt expense. In December 2020, the Company issued a total of 3,790,000 shares of common stock and recorded stock-based compensation of approximately $3.94 million. In the year ended March 31, 2021, the Company recorded the reduction in the allowance for bad debts of $0.17 million as compared to the increase in the allowance for bad debts of $1.0 million in fiscal year 2022.

Loss from operations was $2.69 million for the fiscal year ended March 31, 2022, compared to $8.84 million for the same period of last year. Operating margin was (1.6) % and (6.6)% for the fiscal year ended March 31, 2022 and 2021, respectively.

Net loss

Net loss was $3.20 million, or $0.92 per basic and diluted share for the fiscal year ended March 31, 2022, compared to net loss of $8.38 million, or $2.39 per basic and diluted share for the same period of last year.

Financial Condition

As of March 31, 2022, the Company had cash of $18.46 million, compared to $22.05 million as of March 31, 2021. Net cash used in operating activities was $5.39 million for the fiscal year ended March 31, 2022, compared to $0.06 million for the same period of last year. The change is primarily attributable to a decrease in cash provided by accounts payable of $9,938,165, a decrease in cash provided by stock compensation of $3,941,600, a decrease in cash provided by other receivables of $2,396,659 offset by an increase of $5,138,115 in inventories and biological assets, an increase in cash provided by net loss of $5,177,212. Net cash used in investing activities was $0.31 million for the fiscal year ended March 31, 2022, compared to $2.00 million for the same period of last year. The change is primarily attributable to an increase in cash provided by investment in a joint venture of $1,470,119 and an increase of $170,445 in additions to leasehold improvements. Net cash provided by financing activities was $4.84 million for the fiscal year ended March 31, 2022, compared to $3.08 million for the same period of last year. The change is primarily due to repayment of notes payable and proceeds from equity and debt financing.

About China Jo-Jo Drugstores, Inc.

China Jo-Jo Drugstores, Inc. (“Jo-Jo Drugstores” or the “Company”), is a leading online and offline retailer and wholesale distributor of pharmaceutical and other healthcare products and a provider of healthcare services in China. Jo-Jo Drugstores currently operates an online pharmacy and retail drugstores with licensed doctors on site for consultation, examination and treatment of common ailments at scheduled hours. It is also a wholesale distributor of products similar to those carried in its pharmacies. For more information about the Company, please visit http://jiuzhou360.com. The Company routinely posts important information on its website.

Forward-Looking Statements

This press release contains information about the Company's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company's encourages you to review other factors that may affect its future results in the Company's annual reports and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:

Frank Zhao

Chief Financial Officer

+86-571-88077108

frank.zhao@jojodrugstores.com

Investor Relations Contact:

Tina Xiao

Ascent Investor Relations LLC

+1-917-609-0333

tina.xiao@ascent-ir.com

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,458,575	$22,045,628
Restricted cash	16,881,002	12,627,016
Financial assets available for sale	94,648	91,472
Notes receivable	-	39,392
Trade accounts receivable	16,736,495	13,423,728
Inventories	16,020,140	16,972,965
Other receivables, net	5,764,660	5,051,960
Advances to suppliers	571,577	421,963
Other current assets	924,797	1,560,119
Total current assets	75,451,894	72,234,243

PROPERTY AND EQUIPMENT, net	5,922,179	6,549,035

OTHER ASSETS
Long-term investment	4,416,891	3,981,986
Farmland assets	722,283	835,427
Long term deposits	1,761,945	1,546,764
Other noncurrent assets	822,950	856,391
Operating lease right-of-use assets	13,738,081	16,778,729
Intangible assets, net	3,547,986	3,528,056
Total other assets	25,010,136	27,527,353
Total assets	$106,384,209	$106,310,631

LIABILITIES AND STOCKHOLDERS’ EQUITY(DEFICIT)
CURRENT LIABILITIES
Short-term bank loan	-	762,270
Accounts payable, trade	27,331,381	29,895,830
Notes payable	34,189,022	25,663,633
Other payables	2,268,967	2,940,000
Other payables - related parties	1,561,244	445,305
Customer deposits	1,873,062	1,146,247
Taxes payable	1,381,108	197,733
Accrued liabilities	556,037	501,111
Long-term loan payable-current portion	1,957,956	2,557,634
Current portion of operating lease liabilities	3,329,619	788,171
Total current liabilities	74,448,396	64,897,934

Long-term loan payable	-	1,892,269
Long term operating lease liabilities	9,197,027	15,118,083
Employee Deposits	-	-
Purchase option and warrants liability	-	-
Total liabilities	83,645,423	81,908,286

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY(DEFICIT)
Common stock; $0.001 par value; 250,000,000 shares authorized; 3,479,316 and 3,479,316 shares issued and outstanding as of March 31, 2022 and March 31, 2021	41,752	41,752
Preferred stock; $0.001 par value; 10,000,000 shares authorized; nil issued and outstanding as of March 31, 2022 and March 31, 2021	-	-
Additional paid-in capital	66,516,033	66,516,033
Statutory reserves	1,309,109	1,309,109
Accumulated deficit	(48,134,493)	(44,942,374)
Accumulated other comprehensive income	4,352,992	2,818,185
Total stockholders’ equity	24,085,393	25,742,705
Noncontrolling interests	(1,346,607)	(1,340,360)
Total equity	22,738,786	24,402,345
Total liabilities and stockholders’ equity	$106,384,209	$106,310,631

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended March 31,
	2022	2021	2020
REVENUES, NET	$164,392,555	$133,134,633	$117,327,689

COST OF GOODS SOLD	127,873,515	103,890,824	91,801,259

GROSS PROFIT	36,519,040	29,243,809	25,526,430

SELLING EXPENSES	30,876,959	26,954,914	23,793,603
GENERAL AND ADMINISTRATIVE EXPENSES	8,187,176	10,897,629	8,108,377
IMPAIRMENT OF LONG-LIVED ASSETS	148,795	228,506	628,192
TOTAL OPERATING EXPENSES	39,212,930	38,081,049	32,530,172

LOSS FROM OPERATIONS	(2,693,890)	(8,837,240)	(7,003,742)

OTHER EXPENSE:
INTEREST INCOME	401,921	707,878	1,063,747
INTEREST EXPENSE	(262,218)	(455,187)	(698,518)
OTHER	455,547	176,519	(204,064)
CHANGE IN FAIR VALUE OF PURCHASE OPTION AND WARRANTS LIABILITY	-	64,090	401,158

LOSS BEFORE INCOME TAXES	(2,098,640)	(8,343,940)	(6,441,419)

PROVISION FOR INCOME TAXES	1,099,726	31,638	16,258

NET LOSS	(3,198,366)	(8,375,578)	(6,457,677)

LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(6,247)	(255,716)	(644,308)

NET LOSS ATTRIBUTABLE TO CHINA JO-JO DRUGSTORES, INC.	(3,192,119)	(8,119,862)	(5,813,369)

OTHER COMPREHENSIVE LOSS
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	1,534,807	1,377,761	(1,068,540)

COMPREHENSIVE LOSS	(1,663,559)	(6,997,817)	(7,526,217)

WEIGHTED AVERAGE NUMBER OF SHARES:
Basic	3,479,316	3,398,397	2,734,714
Diluted	3,479,316	3,398,397	2,734,714

LOSS PER SHARES:
Basic	$(0.92)	$(2.39)	$(2.16)
Diluted	$(0.92)	$(2.39)	$(2.16)

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(3,198,366)	$(8,375,578)	$(6,457,677)
Adjustments to reconcile net income to net cash used in operating activities:
Bad debt direct write-off and provision	939,720	(706,862)	446,354
Depreciation and amortization	1,256,491	1,750,890	2,082,817
Impairment of long lived assets	148,795	228,506	628,192
Stock based compensation	-	3,941,600	34,560
Change in fair value of purchase option derivative liability	-	(64,090)	(401,158)
Change in operating assets:
Accounts receivable, trade	(2,657,283)	(3,307,946)	(1,567,774)
Notes receivable	40,260	21,539	112,803
Inventories and biological assets	1,523,098	(3,615,017)	979,935
Other receivables	(1,927,692)	468,967	(1,010,722)
Advances to suppliers	(171,783)	1,893,857	148,638
Long term deposit	(159,508)	26,910	596,209
Other current assets	376,134	1,004,448	(1,278,833)
Other noncurrent assets	62,394	38,142	87,065
Change in operating liabilities:
Accounts payable, trade	(3,558,050)	6,380,115	(317,755)
Other payables and accrued liabilities	99,132	(183,111)	(967,751)
Customer deposits	678,601	368,690	(22,963)
Taxes payable	1,162,084	66,648	115
Net cash used in operating activities	(5,385,972)	(62,292)	(6,907,945)

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of financial assets available for sale	-	75,973	14,356
Purchase of financial assets available for sale	-	-	-
Acquisition of equipment and building	(89,960)	(126,766)	(656,297)
Investment in a joint venture	-	(1,470,119)	(2,567,083)
Purchases of intangible assets	(7,012)	(97,802)	(871,145)
Additions to leasehold improvements	(209,166)	(379,611)	(756,444)
Net cash used in investing activities	(306,138)	(1,998,325)	(4,836,613)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loan	-	738,315	1,435,620
Repayment of short-term bank loan	(779,059)	(1,476,630)	-
Proceeds from third parties loan	-	-	7,178,100
Repayment of third parties loan	(2,613,965)	(2,395,629)	(658,645)
Proceeds from notes payable	65,370,181	48,292,231	48,974,772
Repayment of notes payable	(57,829,269)	(51,295,776)	(46,896,917)
Increase in financial liability	-	(73,832)	(7,178)
Exercise of warrants	-	77,500	-
Proceeds from sale of stock and warrants	-	9,287,100	9,273,077
Repayment of other payable-related parties	689,010	(73,426)	(285,123)
Net cash provided by financing activities	4,836,898	3,079,853	19,013,706

EFFECT OF EXCHANGE RATE ON CASH	1,522,146	2,670,802	(1,031,744)

INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	666,933	3,690,038	6,237,404
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	34,672,644	30,982,606	24,745,202
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	$35,339,577	$34,672,644	$30,982,606

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$3,955	$37,738	$17,198
Cash paid for interest	262,218	455,187	108,098